SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.         )

Piedmont Community Bank Group, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

000-52453

(CUSIP Number)

February 7, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000-52453

1.	Names of Reporting Persons ARTHUR GOOLSBY
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: GEORGIA, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 92,944*
6. Shared Voting Power 13,875*
7. Sole Dispositive Power 92,944*
8. Shared Dispositive Power 13,875*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 106,819
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11.	Percent of Class Represented by Amount in Row (9): 5.5%
12.	Type of Reporting Person: IN

*	Please see item 4 for a description of the shares of common stock comprising the shares beneficially owned by the Reporting Person and the computation of the percentage of common stock represented by the shares beneficially owned.

Item 1.

(a)	Name of Issuer:	Piedmont Community Bank Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:		110 Bill Conn Parkway
Gray, Georgia 31032

Item 2.

(a)	Name of Person Filing:	Arthur Goolsby

(b)	Address of Principal Business Office or, if None, Residence:		110 Bill Conn Parkway
Gray, Georgia 31032

(c)	Citizenship:	USA

(d)	Title of Class of Securities:		Common Stock, no par value per share

(e)	CUSIP Number:	000-52453

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3 (a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-l(b)(1)(ii)(J) Not Applicable.

Item 4. Ownership.

The shares of common stock beneficially owned by the Reporting Person as set forth in subsections (a) and (c) of this Item 4 includes 24,728 shares of common stock that the Reporting Person may exercise by virtue of his exercise of options. The shares of common stock owned by the Reporting Person as set forth in subsections (c) and (d) of this Item 4 consists of (i) 6,000 shares of common stock held jointly by Mr. Goolsby and his spouse; and (ii) 7,875 shares of common stock owned by his spouse.

(a)	Amount Beneficially Owned:	106,819

(b)	Percent Of Class:	5.5%

(c)	Number Of Shares As To Which Such Person Has:

	(i) Sole Power to Vote or to Direct the Vote:		92,944

	(ii) Shared Power to Vote or to Direct the Vote:		13,875

	(iii) Sole Power to Dispose or to Direct the Disposition of:		92,944

	(iv) Shared Power to Dispose or to Direct the Disposition of:		13,875

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2009

By:	/s/ Arthur Goolsby
Arthur Goolsby